Management Discussion & Analysis

August 31, 2004 and August 31, 2003

Overview

Formation Capital Corporation (the “Company”) is a mineral exploration, development and refining company listed on the main board of the Toronto Stock Exchange.  The Company, either directly or through its wholly owned subsidiaries Formation Capital Corporation U.S., Coronation Mines Limited and Minera Terranova S.A. de C.V., has, for the years since inception, been engaged in the business of exploring for minerals in Canada, the United States and Mexico.  More recently, its 100% owned subsidiary, Formation Chemicals, Inc., has been engaged in the precious metals refining business.  The Company’s main focus is currently centered on its flagship property, the Idaho Cobalt Project (the “ICP”), located in Lemhi County, Idaho, near the town of Salmon.

The ICP is now in the feasibility and permitting stage of development.  Management cannot ascertain with certainty when the mine permits could be expected, however it is hoped the permits will be granted within the fourth quarter of fiscal 2005.  At such time, with sufficient financing in place, mine construction could commence.  This mine would be the only primary cobalt producer in the Americas.  Formation believes that this project will illustrate that profitable mining and respect for our environment can co-exist.

Through the parent company Formation Capital Corporation and its four wholly owned subsidiaries, the Company is comprised of five strategic business units.  Formation Capital Corporation U.S., Coronation Mines Limited and Minera Terranova S.A. de C.V. are engaged in the acquisition and exploration of mineral resource properties and, if warranted, the development of these properties in the United States, Canada and Mexico respectively.  Formation Chemicals, Inc. owns and manages the Big Creek Hydrometallurgical Complex just outside of Kellogg, Idaho (the “Complex”).  The Complex consists of four separate plants in two buildings, as well as the adjoining land and tailings facility.  The smaller of the two buildings (24,000 sq ft) holds the alkaline leach plant, which was used by the previous owner to extract antimony from their refractory silver ore from the Sunshine Mine.  During this quarter a decision was made to salvage the alkaline leach building and plant as the Company had no use for its capabilities.  This clears the way for required additional space for future cobalt concentrate processing equipment.

The larger of the two buildings (36,000 sq ft) holds the SXEW circuits (Solvent Extraction Electrowinning circuits) for the extraction of copper, the autoclave circuits suitable for the extraction of cobalt (upon retro-fitting), and finally, the precious metals refining section of the plant, known as the Sunshine Precious Metals Refinery, which is now operational.  The Precious Metals Refinery section of the Complex occupies approximately 10% of the floor space of the 36,000 sq ft facility and this is the section of the Complex the Company has concentrated on re-starting.

The sections that follow provide information about the important aspects of our operations and investments, both at the consolidated and segmented levels, and include discussions of our results of operations, financial position and sources and uses of cash, as well as significant future commitments.  In addition, we have highlighted key trends and uncertainties to the extent practicable.

The content and organization of the financial and non-financial data presented in these sections are consistent with information used by our chief operating decision makers for, among other purposes, evaluating performance and allocating resources.  The following discussion should be read in conjunction with the Company’s audited consolidated financial statements for February 29, 2004 and notes thereto.

As part of our decision-making process we monitor many economic indicators, especially those most closely related to the demand, supply and pricing of metals, as well as the politico-economic situation in the main supplier and consumer countries.  Political developments affecting metal production can move quickly in some of the major cobalt producing countries such as the Democratic Republic of the Congo, Zambia, Cuba and Russia.  While most economic indicators impact our operations to some degree, we are especially sensitive to capital spending in cobalt intensive industries such as aerospace, high-tech, prosthetics, industrial high-temperature steels, and environmental applications such as gas to liquids, oil desulphurization and hybrid-electric vehicles.  We also monitor cobalt-related consumption expenditures such as computers, cell phones, prosthetics, paints, radial tires and stove elements.

Our results of operations, financial position and sources and uses of cash in the current and future periods reflect management’s focus on the following key areas:

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Capital Allocation – Capital spending has been, and will continue to be directed toward the creation of an integrated mining, production, refining and marketing operation to service the precious metals refining industry and the world’s growing cobalt market.

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Financing Income – The financial statements reflect the emphasis of management on sourcing the cash resources to fund our operating and investing activities and to eliminate debt.

Management maintains a system of internal controls to assure that the Company’s assets are safeguarded, transactions are authorized and financial information is reliable.

In Management’s view, given the nature of the Company’s business and stage of development, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The following is a summary of the results of the Company’s operations and activities for its last two completed financial years, subsequent quarters and the anticipated impact of these historical operations on the future activities of the Company.

Description of Business

The Company holds properties in Canada, the United States and Mexico.  The Company, either directly or through its wholly owned subsidiaries Formation Capital Corporation U.S., Coronation Mines Limited and Minera Terranova S.A. de C.V., has, for the years since inception, been engaged in the business of exploring for minerals in Canada, the United States and Mexico.  More recently, its 100% owned subsidiary, Formation Chemicals, Inc., has been engaged in the precious metals refining business.

The company conducts its exploration independently as well as through joint venture agreements with third parties. The following is a brief discussion of the Company’s major mineral projects:

Idaho Cobalt Project – Idaho, USA

The Company’s principal property is the Idaho Cobalt Project located in Lemhi County, Idaho which was acquired through staking in 1995 and where extensive permitting efforts are underway.  The Idaho Cobalt Project covers an area of 2,362 acres of mining claims.  The Company has exercised its lease option agreement with a company controlled by a director and now owns a 100% interest in these claims.

Black Pine – Idaho, USA

The Company has a 100% interest in certain mineral claims in Lemhi County, Idaho.  An option agreement requires annual advance royalty payments of US$20,000 to

2006.  During the year ended February 29, 2004 the Company amended the option agreement to extend the term for two - five year increments, and share on a 50/50 basis with the optionor any payments received from a joint venture partner.

Badger Basin – Idaho, USA

Through staking, the Company has a 100% interest in certain mineral claims located in Lemhi, County Idaho.

Morning Glory – Idaho, USA

The Company has a 100% interest in certain mineral claims located in Lemhi, County Idaho.  The Company also has a 100% lease option on certain additional mineral claims located in the same area.  A total of US$33,900 (2003 - US$32,400) has been paid to date to the optionor.  To exercise the option, the Company must pay a total purchase price of US$1,000,000 including the advance annual minimum royalty payments.

Wallace Creek – Idaho, USA

The Company has a 100% interest in certain mineral claims located in Lemhi County Idaho.  The Company also has a 100% lease option on certain additional mineral claims located in the same area.  To exercise the option, the Company must pay a total purchase price of US$1,000,000 of which US$25,600 has been paid to date.

Los Cocos – Mexico

During the year ended February 29, 2004 the Company made a decision to abandon the property and terminate the agreement due to difficulties in re-acquiring strategic core ground and the inability to reproduce previous operator’s data.

El Milagro – Mexico

The Company entered into a purchase option agreement in 1998 which was completed in 2003.  The Company now has a 100% interest in the property.

Flin Flon – Saskatchewan, Canada

The Company has a 100% interest, subject to a 10% net profits interest, in certain claims in the Creighton area of Saskatchewan.

Queen of the Hills – Idaho, USA

The Company holds a lease option to purchase 100% of certain mineral claims located in Lemhi County, Idaho.  A total of US $19,600 (2003 - US $19,600) has been paid to date.  Total purchase price of US $1,000,000 including advance payments must be made to exercise the option.

Compass Lake – Saskatchewan, Canada

The Company granted an option whereby the optionee can earn a 70% interest in certain mineral claims by making certain annual payments (received) and upon development to a feasibility stage by the optionee.

Kernaghan Lake – Saskatchewan, Canada

The Company granted an option whereby the optionee has earned 80% interest in certain mineral claims by making certain payments (received), and completing exploration work totaling $1,000,000 (satisfied).

Virgin River – Saskatchewan, Canada

In the year ended February 28, 1999, the Company entered into a joint exploration agreement on the Virgin River project located in northern Saskatchewan.

Other Projects

The Company has varying other interests of up to 100% in certain mineral claims located in Idaho, Saskatchewan and Manitoba.

Results of Operations

The consolidated loss for the period ended August 31, 2004 was $1,023,091 or ($0.01) per share compared with a loss of $299,763 or less than ($0.01) per share in August 31, 2003.  The increase is related to general increased spending in almost all categories with the exception of financing costs which have decreased significantly with the conversion of the debentures prior to year end February 29, 2004.  The loss also includes $480,000 relating to the deemed value for the issuance of 1,200,000 shares from the stock based compensation plan.  This represents approximately 47% of the loss and is a non cash transaction.

General and administrative expenses totaled $650,927 for the period ended August 31, 2004.  This represents an increase of over 100% from the previous period of $300,550, reflecting an increase in accounting and audit, administration, advertising and promotion, legal fees, listing and filing fees, management fees, office expenses and shareholder information.  These were offset by a decrease for bank charges and interest with the conversion of the debentures prior to year end.  Commencing with the closing of the financing on December 05, 2003 the Company has actively ramped up on all operations including attaining more visibility for the Company by attending international investment conferences, the Cobalt Development Institute conference, along with adjusting executive contracts and adding additional required staffing.

The Company transacts business and holds assets and liabilities in US dollars.  Fluctuations in the US dollar exchange rate against the Canadian dollar between the date of a transaction and the settlement date will result in either gains or losses on foreign exchange which are included within the results of operations.  Such fluctuations resulted in foreign exchange losses of $9,633 during the period ended August 31, 2004 compared to a gain of $8,289 in the previous period.

Other income of $107,836 was recorded for the period ended August 31, 2004, up from $787 at the end of August

31, 2003 mainly attributable to additional interest income with larger cash deposits on hand.

Capital Resources and Liquidity

The Company’s working capital as at August 31, 2004 was $8,770,677 compared with $10,634,999 at February 29, 2004. The decrease is attributed to the increased activity with the spending on the Idaho Cobalt Project and the ramping up of the Sunshine Precious Metal Complex.

During the period ended August 31, 2004 the Company raised an additional $3,032,454 through stock option and warrant exercise but for the year ended February 29, 2004 we completed three private placements with the issuance of 43,625,275 common shares and 23,776,434 share purchase warrants for gross proceeds of $10,663,400 (less share issue expenses of $950,945) and the exercise of 14,030,163 share purchase warrants and stock options for gross proceeds of $3,294,389.  On December 9, 2003 and February 24, 2004 the holders of the convertible debentures exercised their options to convert the debentures into common shares at a rate of $0.25 per common share.  As a result of the debenture conversion, the Company issued 3,440,000 common shares and now has no long term debt.

During the year ended February 29, 2004 deferred financing costs of $227,738 were expensed to operations with the balance charged to share capital and contributed surplus upon conversion of the debentures leaving a nil deferred financing cost for February 29, 2004.

During the period ended August 31, 2004, the Company issued 9,150,199 common shares for gross proceeds of $2,766,269 on exercise of share purchase warrants and issued 988,565 common shares for gross proceeds of $266,185 on exercise of stock options and issued 1,200,000 common shares for deemed proceeds of $480,000 on issuance of shares from the share-based compensation plan.

During the period ended August 31, 2003 the Company received gross proceeds of $82,500 for subscription agreements relating to a private placement financing which closed subsequent to quarter end.  These subscriptions were for the purchase of units, each unit consists of one share of the Company and one-half non-transferable common share purchase warrant.  Each whole share purchase warrant entitles the holder to acquire one share of the Company at $0.25 per share for a two year period.

Mineral property expenditures for the period ended August 31, 2004 were $3,120,820, an additional $2,721,798 over the period August 31, 2003 which was $399,022.

The most significant expenditures were made on the Idaho Cobalt Project with a total of $2,920,628 expended on permitting and drilling during the period.  Expenditures on capital assets (property, plant & equipment) were $1,257,051 compared to $200,714 with the bulk attributable to the work on the Big Creek Hydrometallurgical Complex.

The prepaid expenses and deposits along with accounts payable are higher commensurate with increased Company activity that included conducting permitting, drilling and mine feasibility work.  The $187,550 in accounts receivable is comprised of interest receivable from short term bank deposits and goods and services tax refunds, some of which were received subsequent to the period end.

Annual Financial Information

The following selected consolidated financial data have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited consolidated financial statements.  All dollar amounts are in Canadian Dollars.

For the Years Ended February 29/28	2004	2003	2002

Financial Results
Interest and Other Income	56,007	16,829	24,927
Net Loss	(1,560,287)	(765,316)	(593,050)
Loss per Share	(0.02)	(0.02)	(0.02)

Financial Position

Working Capital	10,634,399	(134,041)	(2,085,609)
Resource Properties	18,425,375	18,021,201	16,481,676
Total Assets	32,678,581	21,695,986	18,160,159
Share Capital	41,762,104	28,256,813	23,606,751
Deficit	(10,198,011)	(8,637,724)	(7,872,408)
Number of Common Shares	120,486,544	59,391,106	37,766,621
Issued and Outstanding

As at August 31, 2004 there were 5,276,435 stock options and 27,440,949 share purchase warrants outstanding and exercisable.

Quarterly Financial Information

For the quarters ended 2005/2004	August 31	May 31	February 29	November 30

Interest and Other Income	53,383	54,453	53,660	1,560
Net Loss	(853,094)	(381,774)	(1,115,766)	(144,758)
Loss per Share	(0.00)	(0.00)	(0.01)	(0.00)

For the quarters ended 2004/2003	August 31	May 31	February 29	November 30

Interest and Other Income	589	198	(192)	6,412
Net Loss	(163,899)	(169,997)	(176,448)	(196,771)
Loss per Share	(0.00)	(0.01)	(0.00)	(0.00)

Critical Accounting Policies and Estimates

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are capitalized in the accounts.  When production is attained, these costs will be amortized using the unit-of-production method based on proven and probable reserves on the commencement of commercial production.

When capitalized expenditures on individual properties exceed the estimated future cash flows, the properties are written down to the fair value.

All costs associated with the purchase, due diligence and start up of the Big Creek Hydrometallurgical Complex are capitalized in the property, plant and equipment account until such time as viable commercial production has been attained.

The Company’s financial assets of cash and cash equivalents, consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

Effective January 1, 2004, the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with the recommendations of CICA 3870, “Stock-based Compensation and Other Stock-based Payments” and has applied this change retroactively with restatement for new awards granted on or after January 1, 2002.  The Company has adopted the fair value based method of accounting for stock-based compensation awards.

Previously, the intrinsic value method was being applied for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share exercise price on that day the options were granted.

With respect to Asset Retirement Obligations, application of the new standard has no impact in the Company’s financial disclosure.

Risk Management

The nature of the mining industry involves significant risks.  Even with the Company’s careful evaluation of its mineral resources using experience and knowledge, this risk may not be completely eliminated.  As such, it is impossible to guarantee that current or future exploration programs will establish reserves.  The qualities of the ores and market prices of the commodities being explored have been highly volatile in the past.

To lessen the exposure to risk, the Company engages independent professional consultants to evaluate its mineral properties.

Environmental legislation, regulation and actions have significant impact on the industry.  The Company cannot predict future policies and interpretations.  The mineral industry trend is moving towards higher standards and the Company is continually working towards maintaining these higher standards.

Insurance is very expensive in this industry due to unforeseen mining and environmental risks such as cave-ins, fire and flooding.  It is not always possible to insure against such risks and the company may decide not to insure as a result of high premiums or other reasons.

Related Party Transactions

During the period August 31, 2004, the Company incurred a total of $381,770 in related party transactions comprised of administration fees $108,625 (2003-$43,470) to a director and financial services fees of $81,375 (2003-$32,430) to an officer; and mineral property expenditures, including consulting fees, of $191,770 (2003-$82,026) to directors.  As at August 31, 2004, accounts payable include $1,618 (2003 - $12,836) due to directors and officers.

Integrity of Disclosure

The Company’s management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities.  The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited consolidated financial statements prior to their submission to the Board of Directors for approval.

Events Subsequent to August 31, 2004

Subsequent to August 31, 2004 the Company was named as the defendant in a lawsuit commenced by MFC Bancorp Ltd. that claims $50,000 is payable to it by the Company.  The Company denies the claim and is defending the lawsuit.

Outlook

In the coming year the Company expects to focus the majority of its activities on permitting for the Idaho Cobalt Project and the ramp up of operations at the Sunshine Precious Metals Refinery.  We will continue to seek opportunities to form additional joint ventures in order to reduce shareholder risk.  As a mineral exploration company, the future liquidity of the Company will be affected principally by the level of exploration expenditures and by its ability to raise capital in the equity markets.  When the ICP goes into production the ability of the company to effectively manage the mine and refinery will become the primary criterion for profitability.  In management’s view, the Company’s cash position is more than sufficient to fund planned exploration and development expenditures, meet ongoing obligations as they become due, as well as to be able to take advantage of new opportunities that become available with the goal of improving shareholder return.

The Company has moved closer to its goal of being America’s sole integrated cobalt miner and chemical producer, as well as a precious metals bullion producer.  Currently, the Company is processing client’s material at the Refinery and is in discussions regarding the processing of additional client material.  The re-starting of the Company’s Sunshine Precious Metals Refinery will allow the Company to realize cash flow prior to the commencement of the production of cobalt concentrate from its Idaho Cobalt Project, thus offsetting the Company’s current reliance on the issuance of equity for the purpose of raising capital.

At the present time, the Company has no source of revenue from operations and its ability to conduct its operations, including the acquisition, exploration, and development of mineral properties, is currently based on its ability to raise funds from equity sources.

The Sunshine Precious Metals Refinery has been retrofitted to accept third party silver and gold for bullion production.  With a strong marketing plan and quality controls now in place at the refinery, the Company is expecting to realize cash flow in the current fiscal year.  This coupled with the advancements in permitting and engineering on the Company’s 100% Idaho Cobalt Project, will allow the Company to continue to grow stronger, mitigate risk and increase shareholder value.

Additional Information

Additional information is provided in the Company’s audited consolidated financial statements for the years ended February 29, 2004, February 28, 2003 and prior years.  Information Circulars are also available on SEDAR at www.sedar.com.

This Management Discussion and Analysis contains several forward-looking statements.  The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected.  Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect Management’s analysis only as of the date hereof.  Readers should be aware the Company is under no obligation to publicly release the results of any revision to these forward-looking statements, which may not reflect circumstances, or occurrences of unanticipated events after the date of this document.

“Mari-Ann Green”

   “J. Paul Farquharson”

Mari-Ann Green

     J. Paul Farquharson

Chairman, CEO

     CFO

October 15, 2004